UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 16)

Reed Elsevier N.V.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

758204200

(CUSIP Number)

January 9, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 758204200	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS ING Groep N.V. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 36,233,523 [1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 36,233,523 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,233,523 [1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.00% [2]
12	TYPE OF REPORTING PERSON HC

[1]

ING Groep N.V. may be deemed to be the beneficial owner of 36,233,523 Ordinary Shares held by its indirect and direct wholly owned subsidiaries. Of these, 12,766,592 shares are held by indirect subsidiaries of ING Groep N.V. in their role as a discretionary manager of client portfolios.

ING Groep N.V. disclaims beneficial ownership of 12,766,592 Ordinary Shares held by its indirect subsidiaries, as ING Groep N.V. does not hold voting rights or dispositive powers for such shares.

[2]

Based on 724,077,755 Ordinary Shares of €0.07 each, issued and outstanding as of December 31, 2011, as disclosed by the Issuer to the Reporting Person through the Netherlands Authority for the Financial Markets (AFM) on January 10, 2012.

CUSIP No. 758204200	13G	Page 3 of 5 Pages

Explanatory Note:

As disclosed by the Reporting Persons in Item 5 of Amendment No. 14 to Schedule 13G, as filed with the SEC on February 14, 2012, as of December 31,2011 the Reporting Persons ceased to be holders of 5% or more of the class of securities. Due to purchasing activity subsequent to December 31, 2011, the Reporting Persons again exceeded 5% beneficial ownership on January 9, 2012, as reported in this Amendment No. 15.

Item 1	(a).	Name of Issuer:

Reed Elsevier N.V.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

Van de Sande Bakhuyzenstraat 4 1061 AG Amsterdam The Netherlands

Item 2	(a).	Name of Person Filing:

ING Groep N.V.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

Bijlmerplein 888 1102 MG Amsterdam-Zuidoost Postbus 1800 1000 BV Amsterdam The Netherlands

Item 2	(c).	Citizenship:

See item 4 on Page 2 See item 4 on Page 3

Item 2	(d).	Title of Class of Securities:

Ordinary Shares

Item 2	(e).	CUSIP Number:

758204200

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: (Not Applicable)

	(a)	Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

	(b)	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

	(e)	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Exchange Act;

	(f)	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) under the Exchange Act;

	(g)	Parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G) under the Exchange Act;

	(h)	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	Group in accordance with Rule 13d-1(b)(1)(ii)(J) under the Exchange Act.

CUSIP No. 758204200	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a)

ING Groep N.V. may be deemed to be the beneficial owner of 36,233,523 Ordinary Shares held by its indirect and direct wholly owned subsidiaries. Of these, 12,766,592 shares are held by indirect subsidiaries of ING Groep N.V. in their role as a discretionary manager of client portfolios.

ING Groep N.V. disclaims beneficial ownership of 12,766,592 Ordinary Shares held by its indirect subsidiaries, as ING Groep N.V. does not hold voting rights or dispositive powers for such shares.

(b) ING Groep N.V. may be deemed to be the beneficial owner of 5.00% of the ordinary shares, as based on 724,077,755 Ordinary Shares of €0.07 each, issued and outstanding as of December 31, 2011, as disclosed by the Issuer to the Reporting Person through the Netherlands Authority for the Financial Markets (AFM) on January 10, 2012.

(c) Although ING Groep N.V. may be deemed to be beneficial owner of 12,766,592 Ordinary Shares held by its indirect and direct wholly owned subsidiaries, ING Groep N.V. does not exercise voting rights or dispositive powers for such securities.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

CUSIP No. 758204200	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 26, 2012
(Date)

ING GROEP N.V.

By:
/s/ Just Emke Petrelluzzi Bojanic
(Signature)

Just Emke Petrelluzzi Bojanic
Senior Compliance Officer
(Name/Title)

By:
/s/ Sander Valkering
(Signature)

Sander Valkering
Business Manager
(Name/Title)